■ EX-99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSWITH Co., Ltd
— Total Asset (KRW): 1,600,000,000
— Total Equity (KRW): 1,600,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 1,600,000,000

— Purpose of the company:	Supporting and consulting business of the company, communication service business, employment agency business
2. Name of Company Group: POSCO

3. Reason for Addition:	Incorporation of a new corporation by POSCO, which acquired 100% of total shares.
4. Total number of affiliated companies after additional affiliation: 84
5. Date of Addition: January 2, 2008
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: Uisinseol LRT Co., Ltd.
— Total Asset (KRW): 50,000,000
— Total Equity (KRW): 50,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 50,000,000
— Purpose of the company: BTO(Build-Transfer-Operation) business of city railroads
2. Name of Company Group: POSCO

3. Reason for Addition:	Incorporation of a new corporation by POSCO E&C(24.9%), POSCON(6.83%) and POSDATA(3.12%) respectively, which are domestic subsidiaries of POSCO.
4. Total number of affiliated companies after additional affiliation: 85
5. Date of Addition: January 2, 2008